June 11, 2007
Mr. Kevin L. Vaughn
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Via: EDGAR Filing
Re:  Comments on Form 10-K for the year ended December 31, 2006
Dear Mr. Vaughn:
Thank you for your letter dated May 25, 2007 re: Ultralife Batteries, Inc. Form 10-K for the year ended December 31, 2006 SEC File No. 0-20852. In the following paragraphs, we have provided responses to the comments you raised.
SEC Comment 1:
We note your response to prior comment 1. Your proposed revisions do not provide all of the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP financial measure presented in your Form 10-K. Specifically your proposed revisions do not provide disclosures related to adjusted cost of products sold, adjusted gross margin or adjusted operating expenses. Please revise future filings to remove these non-GAAP measures or provide the Item 10(e) disclosures for each measure listed. Alternatively, remove these non-GAAP measures and present only the non-GAAP measure described.
Ultralife Response 1:
Upon further analysis and discussions by management, in connection with your comments, we have decided to modify our going forward disclosures of our operating performance metric with a measure that is more commonly used by companies, external securities analysts, investors and other interested parties. See Ultralife Response 2 below for our proposed revised disclosure of our going forward operating performance metric. The previously disclosed adjusted operating income financial measure was primarily used to supplement our internal analysis of our U.S. GAAP operational results between fiscal 2006 and fiscal 2005, and assist external securities analysts, investors and other interested parties in their analysis, to specifically measure the impact from the adoption of FASB 123(R) and the addition of amortization of intangible assets from the 2006 acquisitions. Therefore, the applicable narrative paragraphs and table relating to the previously disclosed non-GAAP financial measure of adjusted operating income will be deleted in future filings.

SEC Comment 2:
You state that in your review, adjusted operating income is a more relevant measure that ties your results more closely to the operating cash flows of the business. It appears that you view this non-GAAP measure as a liquidity measure. As such, please address the following:
•	Tell us why you believe operating income, which is generally viewed as a performance measure, is the most directly comparable GAAP measure.

•	Alternatively, revise future filings to reconcile the non-GAAP measure to the most directly comparable GAAP liquidity measure, such as cash flows from operations.

•	If you elect to continue to present the reconciliation to operating income and present the measure as a performance measure, revise to explain why you believe a measure that excludes compensation charges and technology amortization charges is “more relevant” than the GAAP measure that includes such charges.

•	Further to the bullet above, revise future filings to discuss in detail the material limitations of your non-GAAP measure, including, for example, a discussion of how your non-GAAP measure does not consider all of the costs associated with operating your business.
Refer to Item 10(e) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please provide us with a draft of your proposed revised disclosure.
Ultralife Response 2:
Upon further analysis and discussions by management, in connection with your comments and the disclosure changes indicated in Ultralife Response 1 above, we intend to supplement the removal of the previously disclosed non-GAAP financial measure with a more appropriate going forward non-GAAP financial measure of Adjusted EBITDA. The following is our proposed disclosure for Adjusted EBITDA, a non-GAAP financial measure, for your review. We intend to add this disclosure as a subsection of Management’s Discussion and Analysis of Financial Condition and Results of Operations.
Adjusted EBITDA
     In evaluating our business, we consider and use Adjusted EBITDA, a non-GAAP financial measure, as a supplemental measure of our operating performance. We define Adjusted EBITDA as net income (loss) before net interest expense, provision (benefit) for income taxes, depreciation and amortization, plus expenses that we do not consider reflective of our ongoing operations. We use Adjusted EBITDA as a supplemental measure to review and assess our operating performance and to enhance comparability between periods. We also believe the use of Adjusted EBITDA facilitates investors’ use of operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in such items as capital structures (affecting relative interest expense and stock-based compensation expense), the book amortization of intangible assets (affecting relative amortization expense), the age and book value of facilities and equipment (affecting relative depreciation expense) and other non-cash expenses. We also present Adjusted EBITDA because we believe it is frequently used by securities analysts, investors and other interested parties as a measure of financial performance. We reconcile Adjusted EBITDA to net income (loss), the most comparable financial measure under U.S. generally accepted accounting principles (“U.S. GAAP”).
     We use Adjusted EBITDA in our decision-making processes relating to the operation of our business together with U.S. GAAP financial measures such as income (loss) from operations. We believe that Adjusted EBITDA permits a comparative assessment of our operating performance, relative to our performance based on our U.S. GAAP results, while isolating the effects of depreciation and amortization, which may vary from period to period without any correlation to underlying operating performance, and of non-cash stock-based compensation, which is a non-cash expense that varies widely among companies. We provide information relating to our Adjusted EBITDA so that securities analysts, investors and other interested parties have the same data that we employ in assessing our overall operations. We believe that trends in our Adjusted EBITDA are a valuable indicator of our operating performance on a consolidated basis and of our ability to produce operating cash flows to fund working capital needs, to service debt obligations and to fund capital expenditures.
     The term Adjusted EBITDA is not defined under U.S. GAAP, and is not a measure of operating income, operating performance or liquidity presented in accordance with U.S. GAAP. Our Adjusted EBITDA has limitations as an analytical tool, and when assessing our operating performance, Adjusted EBITDA should not be considered in isolation, or as a substitute for net income (loss) or other consolidated statement of operations data prepared in accordance with U.S. GAAP. Some of these limitations include, but are not limited to, the following:
•	Adjusted EBITDA (1) does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments; (2) does not reflect changes in, or cash requirements for, our working capital needs; (3) does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt; (4) does not reflect income taxes or the cash requirements for any tax payments; and (5) does not reflect all of the costs associated with operating our business;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

•	while stock-based compensation is a component of cost of products sold and operating expenses, the impact on our consolidated financial statements compared to other companies can vary significantly due to such factors as assumed life of the stock-based awards and assumed volatility of our common stock; and

•	other companies may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

     We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally. Adjusted EBITDA is calculated as follows for the periods presented:

	Years Ended December 31,
	2006	2005	2004
Net income (loss)	$(27,488)	$(4,345)	$22,332
Add: interest expense, net	1,298	636	482
Add (Less): income tax provision (benefit)	23,735	489	(21,104)
Add: depreciation expense	3,667	3,181	3,309
Add: amortization expense	1,199	—	—
Add: stock-based compensation expense	1,480	—	146

Adjusted EBITDA	$3,891	$(39)	$5,165

We acknowledge that (1) we are responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, I can be reached at (315) 359-6614.

Sincerely,

/s/ Robert W. Fishback

Robert W. Fishback VP-Finance and Chief Financial Officer

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